Exhibit 12.1

Aon Corporation and Consolidated Subsidiaries

Combined With Unconsolidated Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended
	March 31,		Years Ended December 31,
(millions except ratios)	2010	2009	2009	2008	2007	2006	2005

Income from continuing operations before provision for income taxes and noncontrolling interests	$247	$343	$949	$879	$1,023	$738	$567

Less: Earnings from unconsolidated entities under the equity method of accounting	4	—	11	5	6	5	7

Add back fixed charges:

Interest on indebtedness	34	29	122	126	138	129	125

Interest on uncertain tax positions	—	—	2	—	2	—	—

Portion of rents representative of interest factor	11	9	48	47	75	79	71

Income as adjusted	$288	$381	$1,110	$1,047	$1,232	$941	$756

Fixed charges:

Interest on indebtedness	$34	$29	$122	$126	$138	$129	$125

Interest on uncertain tax positions	—	—	2	—	2	—	—

Portion of rents representative of interest factor	11	9	48	47	75	79	71

Total fixed charges	$45	$38	$172	$173	$215	$208	$196

Ratio of earnings to fixed charges	6.4	10.0	6.5	6.1	5.7	4.5	3.9